SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following text is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 22 January 2026 pursuant to rule 14A.35 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated and registered in England and Wales with limited liability, registered number 01397169)
(Stock Code: 2378)

PRUDENTIAL AGREES TO INCREASE OWNERSHIP INTEREST IN PRUDENTIAL ASSURANCE MALAYSIA BERHAD TO 70% FOR APPROXIMATELY US$ 375 MILLION

CONNECTED TRANSACTION WITH DETIK RIA
IN RELATION TO THE PROPOSED ACQUISITION OF INTERESTS IN SHS

The attached announcement is being released by Prudential plc on the date below.

By order of the Board
Prudential plc
Tom Clarkson
Company Secretary

Hong Kong, 22 January 2026

As at the date of this announcement, the Board of Directors of Prudential plc comprises:

Chair
Shriti Vadera

Executive Director
Anil Wadhwani (Chief Executive Officer)

Independent Non-executive Directors
Jeremy David Bruce Anderson CBE, Arijit Basu, Chua Sock Koong, Guido Fürer, Ming Lu,
George David Sartorel, Mark Vincent Thomas Saunders FIA, FASHK,
Claudia Ricarda Rita Suessmuth Dyckerhoff and Jeanette Kai Yuan Wong

* For identification purposes

PRUDENTIAL AGREES TO INCREASE OWNERSHIP INTEREST IN PRUDENTIAL ASSURANCE MALAYSIA BERHAD TO 70% FOR APPROXIMATELY US$ 375 MILLION

CONNECTED TRANSACTION WITH DETIK RIA
IN RELATION TO THE PROPOSED ACQUISITION OF INTERESTS IN SHS

On 22 January 2026, PCHL (a wholly-owned indirect subsidiary of Prudential) (as purchaser) and Detik Ria (as seller) entered into a Share Purchase Agreement for the sale and purchase of 19% of the issued share capital of SHS at a total consideration of RM 1.52 billion (approximately US$ 375 million1). Following completion of the Share Purchase Agreement, PCHL (together with PCAIPS, a wholly-owned subsidiary of PCHL that holds a 0.001% shareholding in SHS) and Detik Ria are expected to respectively hold a 70% and 30% shareholding in SHS.

As at the date of this announcement, Detik Ria is a substantial shareholder (as defined in the HK Listing Rules) of SHS (an indirect subsidiary of Prudential) and therefore a connected person of Prudential at the subsidiary level under the HK Listing Rules. Accordingly, the Transaction constitutes a connected transaction of Prudential.

As one or more of the applicable percentage ratios (as defined under the HK Listing Rules) in respect of the Transaction (on its own and when aggregated with the Settlement, the details of which were announced by Prudential on 31 July 2025) exceeds 1% but all of such applicable percentage ratios are lower than 5%, the Transaction is subject to the reporting and announcement requirements under Chapter 14A of the HK Listing Rules, but is exempt from the circular and the independent shareholders' approval requirements under Chapter 14A of the HK Listing Rules.

INTRODUCTION

On 22 January 2026, PCHL (a wholly-owned indirect subsidiary of Prudential) (as purchaser) and Detik Ria (as seller) entered into a Share Purchase Agreement for the sale and purchase of 19% of the issued share capital of SHS at a total consideration of RM 1.52 billion (approximately US$ 375 million1). BNM Approval in relation to the Transaction has been obtained.

SUMMARY OF THE PRINCIPAL TERMS OF THE SHARE PURCHASE AGREEMENT

Date:	22 January 2026
Parties:	1. PCHL, an indirect subsidiary of Prudential (as purchaser) 2. Detik Ria (as seller)
Subject matter:
The Share Purchase Agreement provides for the sale by Detik Ria and the purchase by PCHL of the Sale Shares. Completion of the Share Purchase Agreement is not subject to any conditions.

Currently, PCHL (together with PCAIPS, a wholly-owned subsidiary of PCHL that holds a 0.001% shareholding in SHS) and Detik Ria respectively hold a 51% and 49% shareholding in SHS. Following completion of the Share Purchase Agreement, PCHL (together with PCAIPS) and Detik Ria are expected to respectively hold a 70% and 30% shareholding in SHS.

Consideration:
The total consideration is fixed at RM1.52 billion (approximately US$ 375 million1), which shall be payable in cash in RM in full at completion.

The consideration was determined after arm's length negotiations between Detik Ria and PCHL with reference to, among other things, the business of the SHS Group, the substantial investments Prudential has made in the business over time, the factors set out in the section headed "Reasons for and Benefits of entering into the Share Purchase Agreement" below, and the price to earnings and price to book multiples of the Transaction.

The commonly used valuation multiples for life insurance businesses include: price to earnings multiple, price to book multiple, and price to embedded value multiple. Price to embedded value multiples are based on actuarial embedded value calculations which are (a) not a commonly audited accounting metric and (b) not a readily publicly available metric for the SHS Group or one or more of its comparable companies. In light of the foregoing, Prudential believes that the use of price to earnings multiple and price to book multiple can appropriately reflect the value of ongoing operations of the SHS Group and is in line with market practices.

In selecting suitable comparable companies, Prudential has adopted the following selection criteria, all of which shall be met:

a.     they are principally engaged in (without limitation) operating licensed life insurance businesses;

b.     they manage and carry out their main business activities in Southeast Asia with significant contribution from Malaysia;

c.     they manufacture a range of life insurance products including savings and protection products;

d.    they distribute life insurance products primarily through licensed channels including agents and banks;

e.     the target customers for their insurance products are individual and corporate customers in their respective licensed market(s); and

f.     they are regulated and their audited financial information is readily publicly available and, where listed, are listed on Asian stock exchanges.

Prudential has identified and selected four comparable companies from publicly available sources. Prudential is not aware of any other company that satisfies the foregoing criteria for inclusion as a comparable company in the determination of the consideration for the Transaction.

Based on SHS Group's audited financials for the year ended 31 December 2024,2 the implied price to earnings and price to book multiple for the Transaction is 7.0x and 0.8x, respectively. These fall within the comparable companies' range of price to earnings and price to book multiples3 (in each case, where the price in respect of such multiples for a listed comparable company is its market capitalisation as at the close of trading on the trading day immediately preceding the date of this announcement) of 4.7x to 7.8x and 0.4x to 1.5x, respectively. The median price to earnings and price to book multiples for these comparable companies are 6.4x and 0.8x, respectively, based on their published audited annual financial statements for the same period.

The original acquisition cost to Detik Ria of the Sale Shares in 2001 was RM19,000.

Completion:	Completion of the Share Purchase Agreement shall take place on the date falling seven (7) business days after signing (or such other date as may be agreed in writing by the parties).
PCHL cooperation on further sales by Detik Ria:
Following completion, PCHL has agreed to cooperate with Detik Ria in connection with the divestment of its remaining 30% shareholding in SHS to one or more agreed third parties should Detik Ria decide to sell.

REASONS FOR AND BENEFITS OF ENTERING INTO THE SHARE PURCHASE AGREEMENT

It is expected that entering into the Share Purchase Agreement and completing the Transaction will allow Prudential to gain more economic benefit from SHS, whilst balancing commercial appetite in terms of capital outlay and increased risk profile arising from an increased stake.

Based on Prudential Group's unaudited financial results for the six months ended 30 June 2025, the Transaction would have been accretive to Prudential Group's IFRS earnings per share (based on adjusted operating profit), traditional embedded value and IFRS shareholders' equity per share.

The Directors (including the independent non-executive Directors) have confirmed that the Share Purchase Agreement and the Transaction contemplated thereunder are on normal commercial terms or better and in the ordinary and usual course of business of Prudential Group, and that the terms thereof are fair and reasonable and in the interests of Prudential and its shareholders as a whole.

As no Director has any material interest in the Transaction, none of the Directors have abstained from voting on the resolution of the board of Directors approving it.

HK LISTING RULES IMPLICATIONS

As at the date of this announcement, Detik Ria is a substantial shareholder (as defined in the HK Listing Rules) of SHS (an indirect subsidiary of Prudential) and therefore a connected person of Prudential at the subsidiary level under the HK Listing Rules. Accordingly, the Transaction constitutes a connected transaction of Prudential.

As one or more of the applicable percentage ratios (as defined under the HK Listing Rules) in respect of the Transaction (on its own and when aggregated with the Settlement, the details of which were announced by Prudential on 31 July 2025) exceeds 1% but all of such applicable percentage ratios are lower than 5%, the Transaction is subject to the reporting and announcement requirements under Chapter 14A of the HK Listing Rules, but is exempt from the circular and the independent shareholders' approval requirements under Chapter 14A of the HK Listing Rules.

INFORMATION ABOUT DETIK RIA

Prior to completion under the Share Purchase Agreement, Detik Ria is a 49% shareholder of SHS, which is an indirect subsidiary of Prudential. Detik Ria's principal activity is investment holding.

To the best of the knowledge, information and belief of Prudential having made reasonable enquiries and as confirmed by Detik Ria, as at the date of this announcement, Detik Ria is owned by the following ten entities each holding 10%: Serata Setia Sdn. Bhd., Gabungan Majestik Sdn. Bhd., Cangkat Selasih Sdn. Bhd., Persada Majestik Sdn. Bhd., Arah Juara Sdn. Bhd., Seahouse Capital Sdn. Bhd., Berjaya Capital Berhad, Antara Merdeka Sdn. Bhd., Pentas Sentral Sdn. Bhd. and Ekuiti Spektrum Sdn. Bhd.

To the best of the knowledge, information and belief of Prudential having made reasonable enquiries and as confirmed by Detik Ria, as at the date of this announcement, Detik Ria is ultimately and beneficially owned by Y.A.M Tunku Aminah binti Sultan Ibrahim Ismail (a director of Detik Ria) holding an indirect interest of approximately 10%, Tey Jun Ren (a director of Detik Ria) holding an indirect interest of approximately 10%, Wong Kian Teck holding an indirect interest of approximately 10%, Berjaya Corporation Berhad (a company listed on Bursa Malaysia) holding an indirect interest of approximately 9% (or 10% if disregarding non-voting preference shares held by other shareholders), Dato' Avinderjit Singh A/L Harjit Singh (a director of Detik Ria) holding an indirect interest of approximately 8%, Sheik Mohd Nasarudin holding an indirect interest of approximately 7.2%, Tan Mun Choy holding an indirect interest of approximately 5%, and 23 other individuals (including Tan Sri Dato' Seri Vincent Tan Chee Yioun and Derek Chin Chee Seng (each, a director of Detik Ria)) and a Malaysian statutory body, none of which are ultimately and beneficially interested in more than 5% (whether or not non-voting shares are disregarded) of Detik Ria.

INFORMATION ABOUT SHS AND PAMB

SHS is the holding company of PAMB, which is Prudential's conventional life insurance business in Malaysia.

The audited consolidated net profits (before and after taxation) of the SHS Group for the two financial years ended 31 December 2023 and 2024 and the audited net asset value of the SHS Group as at 31 December 2023 and 2024 are as follows:2

Ringgit Million	FY2023	FY2024
Profit before taxation	1,537	1,896
Profit after taxation	1,069	1,135
Net asset value	8,536	9,676

EFFECTS OF THE TRANSACTION ON FINANCIAL REPORTING

Prudential will continue to consolidate, for accounting purposes, the business of PAMB as an indirect subsidiary controlled by Prudential. In Prudential Group's financial statements, the operating performance metrics for Prudential's Malaysian segment will continue to be presented before the effect of minority interests. From completion, the proportion of profit after tax and equity of the conventional life insurance business in Malaysia attributed to non-controlling interests in the Prudential Group's financial statements will reflect a reduction in Detik Ria's interest in SHS from 49% to 30%.

NO PROFIT FORECASTS OR ESTIMATES

No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for Prudential Group for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Prudential Group.

DEFINITIONS

"BNM"	Bank Negara Malaysia, being the Central Bank of Malaysia

"BNM Approval"	the written approval of BNM pursuant to sections 87(1) and 90 of the Malaysian Financial Services Act 2013 for the sale and purchase of the Sale Shares
"Detik Ria"	Detik Ria Sdn. Bhd., a private limited company incorporated in Malaysia
"Directors"	the directors of Prudential
"HK Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"IFRS"	the International Financial Reporting Standards
"PAMB"	Prudential Assurance Malaysia Berhad, a public limited company incorporated in Malaysia
"PCAIPS"	PCA IP Services Limited, a private limited company incorporated in Hong Kong
"PCHL"	Prudential Corporation Holdings Limited, a private limited company incorporated in England and Wales
"Prudential"	Prudential plc, a public limited company incorporated in England and Wales
"Prudential Group"	Prudential plc and its subsidiaries
"RM"	Malaysian ringgit, the lawful currency of Malaysia
"Sale Shares"	19,000 ordinary shares in SHS, which is equivalent to 19% of the issued share capital of SHS
"Settlement"
the settlement amounts pursuant to the settlement regarding a dividend claim made by Detik Ria, further details of which are set out in the announcement of Prudential dated 31 July 2025 in relation to the settlement reached in Malaysian dividend dispute

"Share Purchase Agreement"	the share purchase agreement in respect of the sale and purchase of the Sale Shares
"SHS"	Sri Han Suria Sdn. Bhd., a private limited company incorporated in Malaysia
"SHS Group"	SHS and PAMB
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the sale and purchase of the Sale Shares pursuant to the Share Purchase Agreement between PCHL and Detik Ria
"US$"	United States dollars, the lawful currency of the United States of America

1 In this announcement, the exchange rate of US$ 1 to RM 4.057 per Bloomberg on 21 January 2026 midday (Hong Kong time) has been used for reference only.

2 SHS Group reports its financials in accordance with Malaysian Financial Reporting Standards.

3 Three of the four comparable companies report their financials in accordance with Malaysian Financial Reporting Standards. The remaining comparable company reports its financials in accordance with Singapore Financial Reporting Standards.

Contact

Media			Investors/analysts
Simon Kutner	+44 7581 023260	UK	Patrick Bowes	+852 2918 5468	HK
Sonia Tsang	+852 5580 7525	HK	William Elderkin	+44 2039 779215	UK
			Ming Hau	+44 2039 779293	UK
			Bosco Cheung	+852 2918 5499	HK
			Tianjiao Yu	+852 2918 5487	HK

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 January 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary